December 23, 2010

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010
Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1/A
Filed December 6, 2010
File No. 333-166866

Dear Mr. Spirgel:

On behalf of China Century Dragon Media, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 6 on Form S-1/A (“Amendment No. 6”) to the registration statement on Form S-1 that was originally filed on May 14, 2010, as amended by Amendment No. 1 filed on June 29, 2010 (“Amendment No. 1”), Amendment No. 2 filed on August 24, 2010 (“Amendment No. 2”), Amendment No. 3 filed on September 30, 2010, Amendment No. 4 filed on October 27, 2010 and Amendment No. 5 filed on December 6, 2010.  We have been advised that changes in Amendment No. 6 compared against Amendment No. 5, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 5, the Commission issued a comment letter dated December 15, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Dividend Policy, page 40

1.
Comment:  We note your revised disclosure in the third paragraph of this section.  Please revise to clarify that PRC law only allows payment of dividends out of accumulated profits and explain the impact of this restriction.  Disclose whether CD Media Huizhou has an accumulated deficit.

Response:  The Company has revised the disclosure to indicate that PRC law only allows payment of dividends out of accumulated profits and the impact of such restriction. In addition, the Company has revised the filing to indicate that CD Media Huizhou has an accumulated deficit.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 45

2.
Comment:  You disclose that the parties to the Registration Rights Agreement have agreed to extend the Required Filing Date and have waived the requirement to issue Penalty Shares related to the timely filing of the Subsequent Registration Statement.  Please file these agreements as exhibits.

Response:  The waiver agreement is filed as exhibit 10.12 to Amendment No. 6.

Larry Spirgel
December 23, 2010

Results of Operations, page 50

3.	Comment: Please explain to us why you deleted the disclosure regarding the impact of new clients on your revenues in the first nine months of 2010 and client retention trends generally.

Response:  The disclosure was inadvertently excluded from the filing.  The Company has added this disclosure to Amendment No. 6.

Description of Business, page 58
Advertising Packages, page 62

4.
Comment:  We note your response to comment four in our letter dated November 5, 2010.  From your revised disclosure, the business advantages to providing supplier advances seem apparent.  However, we still do not understand the “rights” that you acquire in exchange for these advances.  Please either describe the specific legal rights that you acquire in exchange for your advances or clarify that you do not receive any specific legal rights.

Response: The Company has revised the disclosure to indicate that it receives no legal rights in exchange for the advances.

Management, page 70
Executive Officers, Directors and Key Employees, page 70

5.
Comment:  Please refer to Regulation S-K Item 401(e) and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company’s business and structure.

Response:  The Company has added disclosure regarding the qualifications of each of its directors that lead to the conclusion that such person should serve as a director of the Company.

Exhibit 23.3

6.
Comment:   Your auditor’s consent refers to their report dated May 14, 2010, except for Note 5, which is as of September 30, 2010.  The repot appearing on page F-2 is dated May 14, 2010 except for Note 4 and Note 13, which are as of October 27, 2010.  Please ask your auditors to revise their consent to be consistent with their report included in your filing.

Response:  The consent has been updated.

Please do not hesitate to contact the undersigned at (310) 552-5086 with any questions.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:	Fu Haiming, China Century Dragon Media, Inc. John J. Harrington, United States Securities and Exchange Commission Thomas J. Poletti, Esq.